Mail Stop 4561


      January 17, 2006



Mitchell Johnson
President
InfraBlue (US) Inc.
Suite 5.15, 130 Shaftsbury Avenue
London, England W1D 5EU

Re:	InfraBlue (US) Inc.
      Registration Statement on Form SB-2
      Filed on December 16, 2005
      File No. 333-130403

Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
2. Please provide us with copies of the relevant portions of documents you cite within your prospectus. We note various sources cited, for example, on page 30.
3. Please identify any selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation.
4. Please note, a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation. Accordingly, your statement in the "Plan of Distribution" that broker-dealers "may be deemed to be underwriters" is not sufficient if any of the selling shareholders are broker-dealers.
5. If any of the selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

* how long the selling shareholders have held the securities,
* the circumstances under which the selling shareholders received the securities,
* the selling shareholders` relationship to the issuer,
* the amount of securities involved,
* whether the sellers are in the business of underwriting securities, and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

* the seller purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.


Prospectus Cover Page

6. We note disclosure on page 24 indicating that on November 30,
2005
you acquired intellectual property from PublicLock for consideration of 10,000,000 shares of your common stock, and that PublicLock subsequently paid these shares as consideration to Keydata Technology
Partnership 3 LLP. Please advise us upon which exemption from registration PublicLock relied, and provide us with the legal analysis whereby PublicLock determined that the exemption may appropriately be relied upon.
7. Please revise your cover page to include only the information required by Item 501 of Regulation S-B or that is key to an investment decision. In this regard, please move the discussion from the first paragraph regarding how the selling shareholders acquired their shares to the summary section and delete the cross-reference to
"Selling Stockholders" from the cover page. The only cross reference on the cover page should be the cross reference to "Risk Factors."


Prospectus Summary - page ii
8. We note your statement that the summary is not complete. While your summary should not contain all the detailed disclosure proper to the body of your prospectus, it should contain the material information necessary in making an investment decision. Please revise.

Our Business - page 1
9. Please revise, as appropriate, to state what "IRMA" stands for.

10. Please clarify the facts and circumstances surrounding your acquisition of InfraBlue Ltd. on August 31, 2005. We note, for example, that on the prospectus cover page you reference the issuance of 10,004,820 shares of common stock to PublicLock, Inc., in exchange for all of PublicLock`s shares of InfraBlue Ltd. In paragraph 4, however, you state that the acquisition was effected for consideration of 12,000,000 shares of your common stock. Please revise to address the apparent discrepancy, or advise us why no revision is needed.


Risk Factors - page 4

We have a limited operating history, and our ability to commercially exploit the InfraBlue Technology is untested. Accordingly, we may never achieve profitability. - page 4
11. Please revise to quantify the revenues you have achieved from sales of the IRMA device in the referenced period of August 2005 through November 2005.




We have a history of losses and negative cash flows, which are likely to continue unless our products gain sufficient market acceptance to generate a commercially viable level of sales. - page 4
12. The reference to "factors not within [y]our control" appears to be mitigating language. Please revise to remove it, or advise us why it may appropriately be retained.

The report of our independent auditors on our consolidated financial statements includes an explanatory paragraph regarding concerns about our ability to continue as a going concern. - page 4
13. Please revise both the risk factor heading and the attendant disclosure to clarify the risk to investors related to your possible inability to continue as a going concern, which would appear to be the possible loss of one`s investment.

There is a high risk of our business failing because we are a start up company. - page 5
14. The reference in paragraph 2 to "potential problems...not limited to unanticipated problems relating to the manufacture and marketing of [y]our products" is somewhat vague, and suggests that there may be other risk factors of which potential investors should be aware in addition to those you have included. Please revise or advise.

We will require additional financing to execute our plan of operation, the availability of which cannot be assured - page 5
15. As currently drafted, this risk factor heading is a statement of fact, and not of risk. Please revise the heading to express the risk attendant upon the possible inability to obtain additional financing, which appears to be the inability to execute your plan of operation and possible loss of a substantial part of/all of an investment in InfraBlue.

Our costs of operation may be greater than we anticipate, requiring additional financing - page 6
16. Similar to the preceding comment, please revise this risk factor heading such that it is an expression of risk, not fact. When you revise, please also revise the body of disclosure to provide, if possible, an estimate of the "significant lump sum expenditure" you would need to make prior to realizing revenues.





Our solution may become redundant and no market for our products may
develop -   page 7
17. The word "solution" is somewhat vague. Please revise to specify the product and/ or services to which you are referring.


If we fail to effectively manage our growth our future business results could be harmed and our managerial and operational resources may be strained - page 8
18. Please revise to specify what would constitute the "material adverse effect" you reference in the last sentence of this risk factor. Please similarly specify the "material adverse impact" you reference in "Our industry is highly regulated and changes in regulation may have a material adverse impact on us" two risk factors further.


For reasons outside our control, our stock price may be volatile - page 9
19. The reference to "reasons outside [y]our control" is somewhat vague, and appears to be mitigating of risk. Likewise, it does not appear entirely accurate to state, for example, that the loss of a strategic relationship is beyond the control of the company. Please revise or advise. Finally, the statement that an investor "may consider any one of these factors to be material" at least suggests that the company may not consider the named factors to be material risks. Please revise or advise.


Selling Shareholders - page 11
20. For all non-natural persons who are selling shareholders, please revise to indicate the name of the natural person or persons holding voting control and dispositive power over the shares. Please make similar changes to you beneficial ownership chart.


State Securities Laws, page 18
21. We note your disclosure that shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with. Please tell us what states you plan to register or qualify the shares for sale.




Description of Business - page 24

22. We note that you have disclosed a revenue recognition policy in
Note 2 for material service contracts and fixed price, long-term service or development contracts; however, we do not note any disclosure about the type of services that you provide to customers.
Please expand the description of your business to include details of the services that you provide or will provide to customers in connection with the sale of IRMA devices and the related software.


Overview - page 25
23. Please revise to quantify the "small number of initial sales" referenced in paragraph one.
24. Please revise paragraph 2 to briefly explain what constitutes
"the Bluetooth protocol."

Administration contract with Azuracle - page 27
25. Please revise to describe, if known, the agreed upon rates for which Azuracle will provide additional administrative services. Likewise, please include the term of the contract you have entered into with Azuracle. Similarly revise at page 41 under "Description of
Properties."

Manufacturing of the IRMA Devices - page 30
26. Please revise to indicate how many IRMA devices out of the inventory of 400 have been sold as of a recent date.

Marketing Strategy - page 31
27. Please clarify, if true, that InfraBlue (US) has succeeded
InfraBlue (UK) with respect to the distribution agreements.

Distribution Agreements - page 31
28. Please revise to include the material terms of the distribution agreements you here reference.

Certain Relationships and Related Transactions, page 42
29. We note your disclosure from page 26 that PublicLock had acquired the InfraBlue Technology effective September 12, 2003 for pounds sterling150,000 ($248,400, based on the foreign exchange rate on September 12, 2003 of $1.6560:pounds sterling 1.0000) in cash consideration and sold such rights to the Keydata Partnership on October 13, 2003. We note that in an agreement dated November 1, 2005 PublicLock entered into an agreement with Keydata "a wholly-owned subsidiary" to purchase the intellectual property rights and that you purchased such rights from PublicLock. Please revise to disclose the relationship between Keydata and PublicLock in September
2003 as well as in November 2005.
30. Please revise to include the information required by Item 404(d)(2) regarding assets acquired from a promoter within two years prior to their transfer to you. In this connection we note your disclosure that Mitchell Johnson, PublicLock and Outlander Management are promoters.
31. Please revise to identify the director to whom you refer as being in common with Outlander Management.


Report of Independent Registered Public Accounting Firm, page F-2

32. We note that your auditors, Staley, Okada & Partners, are located in British Columbia, Canada. It appears that a significant portion of your assets, liabilities, revenues and expenses relate to operations located in the United Kingdom. Please tell us how the audit of your operations in the United Kingdom was conducted. Your response should include a discussion of the following:

* Whether another auditor was involved in the audit of the U.K. operations. If so, please tell us the name of the firm and indicate whether that firm is registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your auditor assessed the qualifications of the other auditor and the other auditor`s knowledge of U.S. GAAP and PCAOB Standards;

* Whether your auditor performed all the required audit procedures within Canada or whether a portion of the audit was conducted by an affiliate of your Canadian auditor within the U.K.; and

* Why you engaged a Canadian auditor, as opposed to a U.S. public accounting firm, to serve as your principal auditor. In this regard, please note that, in accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant that is not a foreign private issuer should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of
Corporation Finance" on the Commission`s website at www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm.





InfraBlue (US) Inc. Consolidated Statements of Cash Flows, page F-
6

33. Please advise us of your basis for classifying the net monetary assets of Tomi Holdings as a cash inflow from investing activities.
It does not appear that the acquisition of the net assets, except for the cash portion, would qualify as a cash flow from investing activities. Refer to paragraph 16 of SFAS 95.

Note 2 - Significant Accounting Policies

i) Inventory, page F-10

34. We note that your company operates in an industry characterized by rapid changes in technology and customer demands. In this regard, please expand your disclosure on your inventory policy to discuss your procedures related to and accounting treatment of obsolete inventory. In addition, please tell us the details of your arrangement with Flander Oy, including any obligation of InfraBlue to purchase the remaining IRMA devices that have already been manufactured and who bears the risk of obsolescence related to these devices.

j) Revenue Recognition, page F-10

35. In order to use the IRMA device, we note that it is necessary for the user to have the IRMA Suite PC software installed on his computer and the IRMA Client software installed on his PDA or smartphone. Please tell us if the sale of the 74 IRMA devices included the related IRMA software or if the software is sold separately. Additionally, please tell us what consideration you gave to SOP 97-2 when determining your revenue recognition policy, and please be sure to address any post-contract customer support or upgrades/enhancements that are included in your software arrangements with customers, how customer acceptance is determined, and if your products include any customer cancellation privileges or rights to return or exchange.

Note 6 - Capital Stock, page F-15

36. We note that you issued 1,416,868 shares of common stock to Mitchell Johnson during fiscal years 2004 and 2005, valued at $.003 per share. Please tell us how you determined the fair value of these shares. For reference, please see the AICPA Practice AID Valuation of Privately-Held-Company Securities Issued as Compensation. In addition, please revise your document to include the disclosures recommended in Chapter 12 of the Practice Aid for any equity instruments granted during the twelve months preceding your most recent balance sheet date.


Note 11 - Subsequent Events, page F-18

37. We note that you acquired intellectual property related to the InfraBlue Technology from PublicLock, your majority stockholder, on
November 30, 2005 and that you will record this property at an amount equal to the costs of acquiring and developing the InfraBlue Technology by the majority shareholder. Please disclose the value at which you recorded the intellectual property, as well as the initial cost to PublicLock in September 2003 when it was purchased from Flander Oy. Please reconcile any difference between these two amounts.

Tomi Holdings Inc. Interim Financial Statements, page F-19

38. It is unclear why you have included the financial statements of
Tomi Holdings Inc., rather than the financial statements of InfraBlue
Ltd. Please provide us with an explanation regarding the financial statements included in your filing and cite the accounting literature you relied upon to determine which statements were appropriate. Additionally, we note that Tomi Holdings Inc. had a fiscal year ended
September 30. Please tell us why the Tomi Holdings Inc. interim financial statements are reported as of July 31, 2005.


Part II-Information Not Required in Prospectus

Item 26-Recent Sales of Unregistered Securities
39. For each recent sale, please revise to indicate the consideration received, whether cash or otherwise. Refer to Item 701(c) of Regulation S-B. We note, for example, that you have not included the consideration received for the issuance of 12,000,000 shares on August 31, 2005, nor for the 10,000,000 shares issued on November 30,
2005.

Item 28-Undertakings
40. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

Exhibit 5.1-Opinion of Lang Michener LLP
41. The execution of the subscription agreement between the selling shareholders and the company does not appear to be a matter appropriate for counsel`s assumption. Please revise to include counsel`s opinion as to the due execution of the subscription agreement, or advise us why you believe this assumption is appropriate.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jessica Barberich, Accountant, at (202) 551-
3782
or Kristi Beshears, Senior Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202)
551-
3415 or the undersigned at (202) 551-3780 with any other questions.


      Sincerely,



      Elaine Wolff
      Branch Chief



cc:	Michael H. Taylor, Esq. (via facsimile)


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InfraBlue (US) Inc.
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